EXHIBIT 12.1
SEITEL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)
(Unaudited)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Fixed charges:
Interest expense	$28,213	$29,143	$35,246	$41,094	$41,194
Capitalized interest expense	—	—	—	—	—
Portion of rental expense representative of interest factor	579	612	578	564	539
Total fixed charges	$28,792	$29,755	$35,824	$41,658	$41,733
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$23,741	$43,832	$2,608	$(67,425)	$(99,771)
Fixed charges	28,792	29,755	35,824	41,658	41,733
Capitalized interest expense	—	—	—	—	—
Total earnings before fixed charges	$52,533	$73,587	$38,432	$(25,767)	$(58,038)
Ratio of earnings to fixed charges:
Earnings before fixed charges	$52,533	$73,587	$38,432	$(25,767)	$(58,038)
Fixed charges	28,792	29,755	35,824	41,658	41,733
Ratio of earnings to fixed charges	1.8	2.5	1.1	—	—
Amount of deficiency (if negative)	—	—	—	(67,425)	(99,771)